

August 2, 2010

Rhonda Nyhus
Chief Financial Officer
NASB Financial, Inc.
12498 South 71 Highway
Grandview, Missouri 64030

> **Re:** **NASB Financial, Inc.**
> **Form 10-K for Fiscal Period Ended September 30, 2009**
> **File No. 000-24033**

Dear Ms. Nyhus:

We have reviewed your correspondence filed with The Commission on June 1, 2010 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Please file your response on EDGAR and provide us copies of your proposed disclosure revisions. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing your proposed disclosures and the information you provide in response to these comments, we may have additional comments.

1. Please refer to our comment 1 in our letter dated April 29, 2010. We note your response, however it remains unclear how often you decide to pursue repayment of loans from a guarantor. Please revise to disclose the following information:

   a. How often you pursue repayment from guarantors in the normal course of business, and the factors considered when determining not to pursue payment of the loan under a guarantee arrangement; and,

   b. Whether you measure impaired loans at a balance higher than the estimated value of the collateral due to the existence of a guarantee. If so, please disclose how your decision to pursue payment under the guarantee impacts your estimate of the allowance for loan losses.

2. Please refer to our comment 3 in our letter dated April 29, 2010. Please clarify whether you extended the loans at the existing contractual rate or the current market rate at the time of extension. If you extended the terms at the existing contractual rate and it was

not commensurate with the current market rate the borrower would be qualified for at the time of modification, please disclose in detail how you determined that this did not constitute a concession. Refer to ASC 310-40-15-9.

3. Please refer to our comment 3 in our letter dated April 29, 2010. Please revise to specifically disclose, if true, that you expect to collect all principle and interest, including interest accrued during the term of the extension, for modified loans not accounted for as a troubled debt restructuring.

4. Please refer to our comment 4 in our letter dated April 29, 2010. We note your response; however it is unclear why the majority of these modifications were not accounted for as troubled debt restructurings given your description of the types of modifications made provided in the correspondence filed with The Commission on March 12, 2010. Please provide a more detailed analysis as to how you concluded that these modifications did not constitute troubled debt restructurings at the time of modification.

5. Please refer to our comment 6 in our letter dated April 29, 2010. Please provide the following additional information:

    a. We note your disclosure on page 4 of your September 30, 2009 Form 10-K that assets classified as loss are considered uncollectible and of such little value that their existence without establishing a specific loss allowance is not warranted. We further note that this definition changed per review of page 21 of your March 31, 2010 Form 10-Q. Please disclose your regulator's definition of loss assets, the source of the definition and how your definition of loss assets complies with that of your regulator.

    b. Please clarify specifically when these assets were classified as loss. If these assets were classified as loss more than one reporting period earlier than September 30, 2010, please clarify if your materiality analysis takes into account the effect of increased charge-off rates in prior periods.

    c. Quantify the amount of loans for which you measure impairment using the collateral value method and the discounted cash flow method.

    d. Please disclose how and when you determine that a loss event has been confirmed and disclose whether you have obtained updated appraisals for these loans.
        • If so, disclose whether you considered any shortfall in the collateral value to be a loss confirming event and charged off the difference between the appraised value and the carrying amount of the loan or whether you have provided a specific allowance for this difference. Disclose if or how this policy is considered in your determination of loan losses.

- If not, please disclose whether you have made any adjustments to the most recent appraisal value to account for any declines in collateral value that may have occurred.

  e. Disclose how you consider your charge-off policy in your SFAS 5 general reserve. We note that you do not believe that the inclusion of these loans as charge-offs would have had a material impact on your estimate of loan losses. Please disclose whether you adjust any of your qualitative factors to account for any potential delays in charge-off related to loss assets.

6. Please refer to our comment 7 in our letter dated April 29, 2010. We note your description of your shock analysis and the results of such analysis in your response. It remains unclear how you incorporate the results of your analysis into your determination of loan losses. Please provide additional information regarding how you consider these results when determining the appropriate level of allowance for loan losses. For example, a 30% decline in property values and a 30% increase in foreclosure severity appear to result in a loss of $19.4 million. Please clarify if this is in addition to losses already considered in your allowance for loan losses. Please provide additional detail describing the factors considered when determining that any one or more of the shock scenarios are not probable of occurring.

7. Please refer to our comment 10 in our letter dated April 29, 2010. We your response, however, we could not locate proposed disclosure responsive to our comment. Therefore, please revise to disclose how you determine that the non-binding broker quotes are based on current information that reflects orderly transactions and disclose how you determine the lowest level of input related to non-binding broker quotes for the purposes of providing fair value hierarchy disclosures. Disclose how you validate the non-binding broker quotes to determine their accuracy. If you do not review the methodologies themselves or validate the prices provided by non-binding broker quotes, please disclose that as well.

Form 10-Q for Period Ending March 31, 2010
(14) Fair Value Measurements, page 14

8. Please revise your disclosure to specifically describe the model used to determine the fair value of your equity investments. Describe the significant inputs used in the model and any changes in the model used to determine fair value from prior periods. Refer to ASC 820-10-50-5.

(16) Impairment of Investment in LLC, page 20

9. Please revise your disclosure to clarify the following information related to the impairment of your LLC investment:

a. Your disclosure appears to indicate that you recognized impairment on only one of your LLC investments, Central Platte Holdings LLC. Please specifically disclose whether you evaluated NBH LLC for impairment as well. If not, please disclose in sufficient detail for an investor to understand why evaluation was not necessary given the similarity of the activities of the LLCs.

b. Please revise to disclose in greater detail the factors considered in determining that the impairment event occurred during the period ended March 31, 2010. We note in your disclosure that the impairment was a result of slowing sales, the causes of which may have occurred during prior periods. Please disclose how you concluded that any portion of the impairment was not due to events occurring in prior periods such that an adjustment of prior period results was not necessary.

Management's Discussion and Analysis of Financial Condition and
Results of Operations
Financial Condition
Assets, page 21

10. We note your disclosure on page 23 that you purchased $54.8 million and sold $48.2 million in mortgage backed investment securities during the six month period. Please revise to disclose the reasons for the material sales of these securities and discuss the impact you expect the sale and purchase of these securities to have on your net interest margin.

Provision for Loan Losses, page 25

11. You disclose that the $5 million provision during the quarter was due to increased charge-offs. Please revise your disclosure to provide additional detail as to why increased charge-offs is the driver of the increased loan loss provision. Please explain whether the charge-offs were reserved for in prior periods and if so, how these charge-offs impacted your estimate of loan losses. If not, please provide greater detail as to why these loans did not have any specific reserves associated with them given that these charge-offs related to the residential construction and development loans.

12. Please revise to disclose the reasons for the decrease in the ratio of allowance for losses on loans and real estate owned.

Liquidity and Capital Resources, page 29

13. We note your disclosure that "material funding needs that may arise in the future can be reasonably satisfied through the use of additional FHLB advances and/or brokered deposits." We also note your disclosure on the same page that you entered into an agreement with the OTS that requires you to reduce your reliance on brokered deposits.

Please reconcile this apparent inconsistency and disclose what your alternative funding sources are if brokered deposits are no longer available to satisfy your liquidity needs.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Rebekah Blakeley Moore, Staff Accountant at (202) 551-3303 or me at (202) 551-3851 if you have questions regarding these comments.

Sincerely,

Paul Cline
Senior Staff Accountant